UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42508

FBS GLOBAL LIMITED

(Translation of registrant’s name into English)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting of Members and Proxy Statement
99.2	Form of Proxy Card

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2026	FBS GLOBAL LIMITED

	By:	/s/ Kelvin Ang
Kelvin Ang
Chief Executive Officer

3